Oncolytics Biotech® to Host Key Opinion Leader Webinar on Data from the Randomized BRACELET-1 Trial in HR+/HER2- Metastatic Breast Cancer Being Presented at the Upcoming ASCO Annual Meeting

Key opinion leader webinar to take place on June 5, 2023 at 8:00 a.m. ET

SAN DIEGO, CA and CALGARY, AB, May 26, 2023 – Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC) announced that it will host a key opinion leader webinar to discuss data from the randomized phase 2 BRACELET-1 trial in HR+/HER2- metastatic breast cancer, which will be featured in an oral presentation at the upcoming American Society of Clinical Oncology (ASCO) Annual Meeting. The webinar will take place on Monday, June 5, 2023 at 8:00 a.m. ET.

The webinar will feature key opinion leaders (KOLs) Richard Vile, Ph.D., (Mayo Clinic), Aleix Prat, M.D., Ph.D. (Clínic Barcelona), and Martine J. Piccart, M.D., Ph.D. (Université Libre de Bruxelles), who will join the Oncolytics management team for a discussion on the current treatment landscape for HR+/HER2- metastatic breast cancer, as well as BRACELET-1’s results.

A live question and answer session will follow a formal presentation and roundtable discussion with the KOLs. To register for the event, please click here.

About the KOLs

Richard Vile, Ph.D. is a world-renowned scientist and long-time collaborator of Oncolytics with extensive experience studying pelareorep. As a recognized KOL, his research focuses on several areas of immuno-oncology, including oncolytic viruses, adoptive cell therapies (ACTs) such as chimeric antigen receptor (CAR) T cells, and potential synergistic interactions between oncolytic viruses and ACTs. In addition to his role as a professor at the Mayo Clinic ("Mayo"), Dr. Vile is the Director of Mayo's Immuno-oncology program and co-director of the Gene and Virus Therapy program. He also serves on the editorial board of several prestigious scientific journals, including Molecular Therapy, Gene Therapy, The Journal of Gene Medicine, and OncoImmunology. Dr. Vile received his B.A. in Biochemistry from the University of Oxford and his Ph.D. in Viral Vectors from the University of London.

Aleix Prat, M.D., Ph.D., is a co-founder and Chief Scientific Officer at REVEAL GENOMICS, the Director of the Oncology Institute at Hospital Clínic Barcelona (Spain), Professor of Medicine at the University of Barcelona, and Head of the Translational Genomics and Targeted Therapeutics in Solid Tumors Lab at IDIBAPS.
He is the past President of the Spanish Breast Cancer Cooperative Research Group (SOLTI) and was named a member of the Executive Board of The Breast International Group (BIG) in 2018, an international non-profit organization that includes more than 60 cooperative groups from around the world, more than 10,000 experts and it is linked to more than 3,000 hospitals.

Over his career, he obtained worldwide prestige as a research scientist in the field of breast cancer genomics and biomarker development. In 2008, he became a postdoctoral research associate (2008-2012) at the Lineberger Comprehensive Cancer Center (University of North Carolina at Chapel Hill, USA) in the Laboratory of Prof. Charles M. Perou, a world-renowned translational researcher in breast cancer. During this postdoctoral experience, he discovered and characterized a new molecular subtype of breast cancer, a Claudin-low (Prat et al. Breast Cancer Research 2010; Citations: 1,518). In addition, he participated in The Cancer Genome Atlas breast cancer project (Nature 2012; Citations: 4,661), which is the most important molecular characterization study that has ever been performed in breast cancer.

Since 2007, Dr. Prat has actively taken part in a total of 262 publications with 26,881 citations and 140 communications in international congresses.

Martine J. Piccart, M.D., Ph.D., is an Honorary Professor of Oncology at the Université Libre de Bruxelles (ULB), Belgium, and Scientific Director at the Institut Jules Bordet.

She is a co-founder and chair of the Breast International Group (BIG), uniting more than 60 academic research groups from around the world, running over 30 trials, and developing numerous research programs. AURORA, a study to better understand metastatic breast cancer, is the most ambitious of these.

Dr. Piccart is the past president of the European Organisation for Research and Treatment of Cancer (EORTC), the European Society for Medical Oncology (ESMO), and the European Cancer Organisation (ECCO). She served on the ASCO and American Association for Cancer Research (AACR) Boards. Author or co-author of more than 540 peer-reviewed publications, she has received numerous prestigious awards, including the Jill Rose Award, the William L. McGuire Award, the Umberto Veronesi Award for the Future Fight against Cancer, the 2013 David A. Karnofsky Memorial Award, the Leopold Griffuel Award and the Bob Pinedo Award in 2018.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. This compound induces anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.
Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning clinical trials evaluating pelareorep in solid and hematological malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer. For further information, please visit: www.oncolyticsbiotech.com.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com